Filed Pursuant to 424(b)(3)
                                            Registration File No. 333-66358


                           ALAMOSA HOLDINGS, INC.

                     30,649,990 SHARES OF COMMON STOCK



                            Supplement No. 9 to
                                 Prospectus


         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001, prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001, prospectus supplement no. 4, filed by us with the Securities and Exchange Commission on February 28, 2002, prospectus supplement no. 5, filed by us with the Securities and Exchange Commission on March 29, 2002, prospectus supplement no. 6, filed by us with the Securities and Exchange Commission on May 2, 2002, prospectus supplement no. 7, filed by us with the Securities and Exchange Commission on May 15, 2002 and prospectus supplement no. 8, filed by us with the Securities and Exchange Commission on June 13, 2002. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock
Exchange under the symbol "APS." On August 7, 2002, the last reported sale price of one share of our common stock was $0.95.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

         This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities
Act of 1933, as amended.

         The date of this prospectus supplement is August 8, 2002.






RECENT DEVELOPMENTS

         On August 7, 2002 we issued the following press release.


                                                         News Release



Contact:      Jon D. Drake
              Director of Investor Relations
              Alamosa Holdings, Inc.
              806-722-1455
              jdrake@alamosapcs.com

                  Alamosa Announces Second Quarter Results

Second Quarter Highlights
o Net loss for the second quarter totaled $28.7 million or $0.31 per share.
o Second consecutive quarter of positive EBITDA (earnings before interest, taxes, depreciation and amortization).
o Subscribers increase by approximately 20,000, to approximately 571,000 total subscribers.
o $147.2 million in available funding, including $122.2 million in cash, cash equivalents and short-term investments, (of which $59.2 million represents restricted cash in escrow accounts for bond interest payments) and $25 million in undrawn bank borrowings.
o        Network upgrade to 3G is complete.

LUBBOCK, Texas (August 7, 2002) - Alamosa Holdings, Inc. (NYSE: APS), the largest PCS affiliate of Sprint based on number of subscribers, today reported results for the second quarter ended June 30, 2002. The Company reported positive EBITDA of $6.4 million, after a one-time $5.4 million access revenue adjustment relating to a July 3rd FCC ruling and before a non-cash equipment impairment. EBITDA, excluding the access revenue adjustment, was $11.8 million. The FCC ruling specifically addresses wireless carriers attempts to collect access charges from long distance carriers for terminating calls on the company's network. As previously reported, Alamosa added approximately 20,000 net new subscribers, bringing total subscribers to approximately 571,000. Customer churn was within revised guidance at 3.2 percent. Subscriber revenue, before the access revenue adjustment, increased approximately 5 percent from first quarter of 2002.

"Our highest priority is running our business to achieve free cash flow in 2003, and Alamosa is on track to achieve that goal," stated David E.
Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc. "We are very pleased with our growth in positive EBITDA during the second quarter. With every quarter, our overall business moves one step closer toward our ultimate goal of profitability. Our funding position also remains strong as we continue to expect to be over-funded in excess of $50 million dollars at the point of achieving free cash flow in 2003. Our business plan is proving successful as we continue to strive for operational excellence throughout all levels of our operations."

"As the result of both seasonal and marketing factors, we believe the demand for our wireless services will improve in the third and fourth quarters," Sharbutt added. "The launch of third generation services should create increased excitement and demand for our wireless services. Our network is now converted to accommodate 3G services and we are eagerly anticipating its launch. Fiscal Year 2002 has already proven to be a positive year for Alamosa as we achieved positive EBITDA one quarter ahead of expectations and substantially improved upon that trend into the second quarter. We're excited about the balance of this year and the continued overall improvement in our financial performance."

FINANCIAL HIGHLIGHTS

Total revenue for the second quarter was approximately $130.8 million, including subscriber revenue of $92.6 million, roaming revenue of $33.5 million and product sales of $4.7 million. Roaming revenue increased 26 percent compared to first quarter of 2002, due to the increased seasonal volume of inbound traffic.

EBITDA, excluding non-cash equipment impairment, was a positive $6.4 million (or $11.8 million before the access revenue adjustment relating to the July 3rd FCC ruling) compared to positive $3.1 million for the first quarter and a negative $9.1 million for the second quarter of 2001. EBITDA, before selling and marketing expenses, was a positive $37.7 million for the quarter. The net loss for the second quarter totaled $28.7 million or $0.31 per share compared to the net loss of $28.1 million or $0.30 per share in the first quarter of 2002 and the net loss of $34.3 million or $0.37 per share for the second quarter of 2001.

At the end of the second quarter, Alamosa had available funding of $147.2 million. This included approximately $122.2 million of cash, cash equivalents and short-term investments, of which $59.2 million represents restricted cash escrowed for the payment of bond interest, and committed but unused credit facilities at the end of the second quarter of $25 million. Capital expenditures for the second quarter were $29.6 million.

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

SUMMARY OF QUARTERLY OPERATING STATISTICS
Metric                                                       2Q 2002           1Q 2002          2Q 2001

Total Customers                                               571,000          551,000           316,000
Net Additions                                                  20,000           48,000            54,000
ARPU (including roaming)                                          $79*             $76               $91
ARPU (without roaming)                                            $59*             $59               $62
Churn                                                             3.2%             3.1              %2.4%
Cost Per Gross Addition                                          $402             $340              $361
Monthly Cash Cost Per User (without roaming)                      $39              $38               $46
Average MOUs Per User (including roaming)                         601              575               485
Average MOUs Per User (without roaming)                           442              445               370
MOUs (total system)                                     1,005 million      916 million       420 million
Roaming Minutes - Inbound                                 265 million      211 million       105 million
Roaming minutes - Outbound                                214 million      182 million        83 million
Licensed POPs                                            15.8 million     15.8 million      15.6 million
Covered POPs                                             11.5 million     11.5 million      10.0 million
Penetration - Covered POPs                                        5.0%             4.8              %3.2%
Number of Cell Sites                                            1,467            1,425             1,153

* Excluding a one-time revenue adjustment of $5.4 million for FCC ruling on access charges in 2Q 2002.


BUSINESS OUTLOOK
The following outlook may be materially affected by: competitive conditions, uncertainty surrounding the impact of the launch of new 3G products and services and general economic conditions, among other things.

o   Full year 2002 net subscriber additions in the range of 190,000 to 210,000
o   Positive full year EBITDA in the range of approximately $10 to $20 million
o   Capital expenditures for 2002 of approximately $75 million
o   Churn for the last half of the year to trend higher
o   ARPU to remain stable

CONFERENCE CALL AND REPLAY
Alamosa has scheduled a conference call for Thursday, August 8, 2002 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). To participate in the call, dial 303-262-2175 at least ten minutes before the call begins and ask for the Alamosa conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting the company's Web site at www.alamosapcs.com or www.companyboardroom.com. To listen to the live call online, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an audio archive will be available shortly after the call on the company's website at www.alamosapcs.com or www.companyboardroom.com for approximately 30 days. A telephonic replay of the conference call will be available through August 15, 2002, and may be accessed by calling 303-590-3000 and using the passcode 484808.

ABOUT ALAMOSA
Alamosa Holdings, Inc. is the largest PCS Affiliate of Sprint based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under Sprint's PCS division throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.

ABOUT SPRINT
Sprint operates the nation's largest all-digital, all-PCS wireless network, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint has licensed PCS coverage of more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. Sprint plans to launch its 3G network nationwide this summer and expects to deliver faster speeds and advanced applications on Sprint PCS 3G Phones and devices. For more information on products and services, visit www.sprint.com/mr. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS." Sprint is a global communications company with more than 80,000 employees worldwide and $26 billion in annual revenues and is widely recognized for developing, engineering and deploying state-of-the art network technologies.

FORWARD LOOKING STATEMENTS
Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; failure to consummate anticipated acquisitions and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2001 and in subsequent filings with the Securities and Exchange Commission.


                                                ALAMOSA HOLDINGS, INC.
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                                      (UNAUDITED)
                                   (dollars in thousands, except per share amounts)

                                                              For the Three Months Ended       For the Six Months Ended
                                                                       June 30,                           June 30,
                                                              2002              2001               2002              2001
                                                          -------------    ---------------     -------------    --------------
     Revenues:
       Subscriber revenues                                $      92,580    $        53,305     $     186,078    $       83,813
       Roaming revenues                                          33,457             24,198            60,025            35,609
                                                          -------------    ---------------     -------------    --------------
         Total service revenues                                 126,037             77,503           246,103           119,422
       Product sales                                              4,752              6,032            13,073             9,947
                                                          -------------    ---------------     -------------    --------------
         Total revenue                                          130,789             83,535           259,176           129,369
                                                          -------------    ---------------     -------------    --------------

     Costs and expenses:
       Cost of service and operations                            85,289             54,446           163,818            86,915
       Cost of products sold                                      9,113             10,526            23,230            18,559
       Selling and marketing                                     26,960             24,281            55,857            42,563
       General and administrative expenses (excluding
         non-cash compensation of $0 and $0 for the
         three months ended June 30, 2002 and 2001,
         respectively, and $0 and $183 for the six
         months ended June 30, 2002 and 2001,
         respectively)                                            3,053              3,351             6,788             7,074
       Depreciation and amortization                             26,344             25,235            51,207            37,171
       Impairment of property and equipment                       1,332                 --             1,332                --
       Non-cash compensation                                         --                 --                --               183
                                                          -------------    ---------------     -------------    --------------

         Total costs and expenses                               152,091            117,839           302,232           192,465
                                                          -------------    ---------------     -------------    --------------

           Loss from operations                                 (21,302)           (34,304)          (43,056)          (63,096)
     Interest and other income                                      871              2,467             2,204             8,188
     Interest expense                                           (25,820)           (19,947)          (50,674)          (34,663)
                                                          -------------    ---------------     -------------    --------------

       Net loss before income tax benefit and
         extraordinary item                                     (46,251)           (51,784)          (91,526)          (89,571)

     Income tax benefit                                          17,515             17,448            34,657            31,306
                                                          -------------    ---------------     -------------    --------------

       Net loss before extraordinary item                       (28,736)           (34,336)          (56,869)          (58,265)

     Loss on debt extinguishment, (net of tax benefit
       of  $0 and $0 for the three months ended
       June 30, 2002 and 2001, respectively, and
       $0 and $1,969 for the six months ended
       June 30, 2002 and 2001, respectively)                         --                 --                --            (3,503)
                                                          -------------    ---------------     -------------    --------------

       Net loss                                           $     (28,736)   $       (34,336)    $     (56,869)   $      (61,768)
                                                          -------------    ---------------     -------------    --------------

     Net loss per common share, basic and diluted:
       Net loss before extraordinary item                 $      (0.31)    $         (0.37)    $       (0.61)   $        (0.71)

       Loss on debt extinguishment, net of tax                       --                 --                --             (0.04)
                                                          -------------    ---------------     -------------    --------------
       Net loss                                           $       (0.31)   $         (0.37)    $       (0.61)   $        (0.75)
                                                          -------------    ---------------     -------------    --------------

     Weighted average common shares outstanding,
       basic and diluted                                     92,915,638         92,009,977        92,874,226        81,860,743
                                                             ==========         ==========        ==========        ==========


                                                          ###
                                                   ALAMOSA HOLDINGS, INC.
                                                CONSOLIDATED BALANCE SHEETS
                                      (dollars in thousands, except share information)

                                                                       June 30,            December 31,
                                                                         2002                  2001
                                                                  ------------------    -------------------
                                                                      (unaudited)
     ASSETS
     Current assets:
       Cash and cash equivalents                                  $           61,701    $          104,672
       Short term investments                                                  1,300                 1,300
       Restricted cash                                                        50,491                51,687
       Customer accounts receivable, net                                      50,905                42,740
       Receivable from Sprint                                                  7,253                 9,137
       Interest receivable                                                     1,559                 2,393
       Inventory                                                               4,860                 4,802
       Prepaid expenses and other assets                                       4,784                 4,749
       Deferred customer acquisition costs                                     6,292                 5,181
       Deferred tax asset                                                      8,112                 8,112
                                                                  ------------------    -------------------
         Total current assets                                                197,257               234,773

       Property and equipment, net                                           469,536               455,695
       Debt issuance costs, net                                               34,376                36,654
       Restricted cash                                                         8,667                43,006
       Goodwill                                                              291,635               293,353
       Intangible assets, net                                                508,706               528,840
       Other noncurrent assets                                                 7,280                 6,087
                                                                  ------------------    -------------------
         Total assets                                             $        1,517,457    $        1,598,408
                                                                  ==================    ===================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
       Accounts payable                                           $           21,123    $           44,012
       Accrued expenses                                                       27,672                29,291
       Payable to Sprint                                                      19,743                16,133
       Interest payable                                                       22,269                22,123
       Deferred revenue                                                       18,596                15,479
       Current installments of capital leases                                    749                   596
                                                                  ------------------    -------------------
         Total current liabilities                                           110,152               127,634
                                                                  ------------------    -------------------

     Long term liabilities:
       Capital lease obligations                                               1,859                 1,983
       Other noncurrent liabilities                                            9,163                 7,496
       Senior secured debt                                                   200,000               187,162
       12 7/8% senior discount notes                                         252,539               237,207
       12 1/2% senior notes                                                  250,000               250,000
       13 5/8% senior notes                                                  150,000               150,000
       Deferred tax liability                                                 62,472                98,940
                                                                  ------------------    -------------------
         Total long term liabilities                                         926,033               932,788
                                                                  ------------------    -------------------
         Total liabilities                                                 1,036,185             1,060,422
                                                                  ------------------    -------------------

     Commitments and contingencies                                                --                    --

     Stockholders' equity:
       Preferred stock, $.01 par value; 10,000,000 shares
         authorized; no shares issued                                             --                    --
       Common stock, $.01 par value; 290,000,000 shares
         authorized, 92,915,720 and 92,786,497 shares issued
         and outstanding, respectively                                           929                   927
       Additional paid-in capital                                            799,767               799,366
       Accumulated deficit                                                  (318,240)             (261,371)
       Accumulated other comprehensive income, net of tax                     (1,184)                 (936)
                                                                  ------------------    -------------------

         Total stockholders' equity                                          481,272               537,986
                                                                  ------------------    -------------------
         Total liabilities and stockholders' equity               $        1,517,457    $        1,598,408
                                                                  ==================    ===================